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                                                               Reed Smith LLP

                                                Riverfront Plaza - West Tower
                                             901 East Byrd Street, Suite 1700
                                                      Richmond, VA 23219-4068
                                                          Tel +1 804 344 3400
                                                          Fax +1 804 344 3410

                                                          1301 K Street, N.W.
                                                      Suite 1000 - East Tower
W. THOMAS CONNER                                  Washington, D.C. 20005-3373
Direct Phone: +1 202 414 9208                             Tel +1 202 414 9200
Email: tconner@reedsmith.com                              Fax +1 202 414 9299

                                                                reedsmith.com

May 25, 2016

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE

Sonny Oh
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:   METLIFE INSURANCE COMPANY USA
      METLIFE INVESTORS USA SEPARATE ACCOUNT A
      PRIME OPTIONS
      INITIAL REGISTRATION STATEMENT FILED ON FORM N-4
      FILE NOS. 811-03365 AND 333-209411

Dear Mr. Oh:

      On behalf of MetLife Insurance Company USA (the "Company") and its separate account, MetLife Investors USA Separate Account A (the "Registrant"), we are responding to the comments you provided by correspondence dated April 5, 2016 with regard to the initial registration statement on Form N-4 for the Prime Options contract (File Nos. 811-03365 and 333-209411) (the "Registration Statement") that was filed with the Securities and Exchange Commission (the "Commission") on February 5, 2016.

      For ease of reference, each of the comments of the staff of the Commission (the "Staff") is set forth below, followed by the Company's response. Unless noted otherwise, page references in the responses are to the pages in the courtesy copy of the prospectus for the Prime Options contract which was provided to the Staff in connection with the filing of the Registration Statement. In cases where the Company's response indicates that the Company proposes revised disclosure, the pages of the prospectus, as so revised, are filed herewith.

  ABU DHABI . ATHENS . BEIJING . CENTURY CITY . CHICAGO . DUBAI . FRANKFURT . HONG KONG . HOUSTON . KAZAKHSTAN . LONDON . LOS ANGELES . MUNICH . NEW YORK .
    PARIS PHILADELPHIA . PITTSBURGH . PRINCETON . RICHMOND . SAN FRANCISCO . SHANGHAI . SILICON VALLEY . SINGAPORE . TYSONS . WASHINGTON, D.C. . WILMINGTON

                                                          US_ACTIVE-126825431.5

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Sonny Oh                                                     [LOGO OF ReedSmith]
May 25, 2016
Page 2

GENERAL
-------

1. Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

     RESPONSE: The Company does not have any type of guarantee or support
     --------
agreement with a third party to support any of the contract features or benefits under the Prime Options contract or any of its related riders. The Company will be solely responsible for paying out the benefits or features associated with this contract.

2. Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

     RESPONSE: We confirm that the date of the prospectus will be revised to be
     --------
the same as or about the date of effectiveness.

3. Please confirm that the EDGAR series/class identifiers will be revised appropriately prior to effectiveness of the registration statement to reflect the contract name to be disclosed on the front cover page of the prospectus.

     RESPONSE: We confirm that prior to the effectiveness of the registration
     --------
statement, the EDGAR series/class identifiers will be revised as appropriate to reflect the name of the contract.

PROSPECTUS
----------

4.   COVER PAGE

Whenever "AB Global Dynamic Allocation Portfolio" is referenced, please consider adding a parenthetical: (formerly AllianceBernstein Global Dynamic Allocation Portfolio).

     RESPONSE: We respectfully note that the name change from
     --------
"AllianceBernstein Global Dynamic Allocation Portfolio" to "AB Global Dynamic Allocation Portfolio" became effective last year in May 2015. The Company and its affiliates who issue variable insurance contracts customarily annotate the names of the Investment Portfolios offered with their contracts to advise of name changes only during the year in which the name change became effective. Consequently, the parenthetical "(formerly AllianceBernstein Global Dynamic Allocation Portfolio)" was added wherever "AB Global Dynamic Allocation Portfolio" was referenced in the May 1, 2015 prospectuses for their variable insurance contracts. We do not believe addition of this parenthetical in the Prime Options prospectus is necessary because this contract would first be offered for sale (assuming the Registration Statement is declared effective) more than a year after the name change became effective, and prospective investors would not have known the AB Global Dynamic Allocation Portfolio by its prior name.

5.   FEE TABLES AND EXAMPLES (PAGE 7)

     A. In footnote 5 on page 9, please clarify in the second sentence that the Total Guaranteed Withdrawal Amount may be adjusted for both additional Purchase Payments and withdrawals.

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Sonny Oh                                                     [LOGO OF ReedSmith]
May 25, 2016
Page 3

     RESPONSE: We have revised the second sentence of footnote 5 to state that
     --------
the Total Guaranteed Withdrawal Amount may increase with additional Purchase Payments and may be adjusted for withdrawals.

     B.   INVESTMENT PORTFOLIO FEES AND EXPENSES (PAGE 10)

          i. In the paragraph following the table, please delete the second clause of the first sentence, as MetLife USA is in a position to verify the information received from affiliate funds.

     RESPONSE: As permitted by Form N-4, the Company has decided to remove the
     --------
table of Investment Portfolio Fees and Expenses in its entirety, and therefore, the requested change should no longer apply.

          ii. In the paragraph following the table, please delete the third and fourth sentences as they are not included in the portfolio disclosure, as filed on Form N-1A.

     RESPONSE: As permitted by Form N-4, the Company has decided to remove the
     --------
table of Investment Portfolio Fees and Expenses in its entirety, and therefore, the requested change should no longer apply.

     C.   EXAMPLES (PAGE 13)

In the introductory paragraph, please change the terms "contract Owner transaction expenses" and "Contract Fees" to "Owner Transaction Expenses" and "Account Fee," respectively to accurately reflect the terms that are used in the fee tables.

     RESPONSE: We have made the requested change and related conforming changes
     --------
in the Registration Statement.

6.   GENERAL REQUIREMENTS FOR PURCHASE PAYMENTS (PAGE 15)

Please confirm whether the beginning of the second bullet point should read "more than $1 million" or $1 million or more" in light of the fact that other contemporaneously filed registration statements on Form N-4 contain the latter disclosure.

     RESPONSE: We have revised the second bullet point under "Purchase --
     --------
General Requirements for Purchase Payments" to state that "[t]he maximum total Purchase Payments for the contract is $1,000,000, without prior approval from us."

7.   ALLOCATION OF PURCHASE PAYMENTS (PAGE 16)

     A. In the paragraph beginning with, "Once we receive your Purchase Payment . . . ," the second to last sentence states, ". . . we will either send back your money or get your permission to keep it until we get all of the necessary information." Please disclose where you would "keep" the money during that time.

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Sonny Oh                                                     [LOGO OF ReedSmith]
May 25, 2016
Page 4

     RESPONSE: We are not aware of any requirement in Form N-4 or Rule 22c-1(c)
     --------
that requires disclosure of what type of facility the suspended premium will be retained in, and since the contract will not have been issued yet in such situations, there are no contractual provisions that would govern.

     B. Please disclose whether the Company may change investment options and if so, how that would impact Owners with respect to any current Account Value or additional Purchase Payments in any removed options.

     RESPONSE: Pursuant to the Staff's comment, we have added the following
     --------
under "Purchase - Allocation of Purchase Payments": "We reserve the right to make certain changes to the Investment Portfolios. (See "Investment Options - Substitution of Investment Options.")". Consistent with its past practice, at the time a change in Investment Portfolios is to be effected, the Company will provide Owners with specific information about the proposed change and how the change will impact Owners.

8.   INVESTMENT ALLOCATION RESTRICTIONS FOR CERTAIN RIDERS (PAGE 16)

Please disclose that the restrictions are intended to reduce the risk of investment losses that could require the Company to use its own assets to pay amounts due under the selected optional rider.

     RESPONSE: We respectfully note that page 17 of the prospectus already
     --------
discloses that "the investment choices listed in Platform 1 . . . have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GLWB rider." We have also added the following disclosure to "Purchase - Allocation of Purchase Payments": "We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider."

9.   REBALANCING (PAGE 17)

The disclosure indicates that "if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the first day of the following month."

Please disclose whether rebalancing would occur on the first day of the following month if a quarterly rebalancing date occurred on the 28th of February.

Please apply the same to DCA on page 26.

     RESPONSE: We believe the existing disclosure is sufficient because it
     --------
accurately describes the procedure for determining the quarterly rebalancing date, or the transfer date under the DCA. As stated in the prospectuses, a quarterly rebalancing date or a transfer date may not occur on the 29th, 30th or 31st day of any month. This administrative procedure was adopted to ensure that rebalancing can be set to occur on any possible date of every month. Because each month will have at least 28 calendar days, we believe this disclosure, in literal terms, is true and accurate and need not be modified.

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Sonny Oh                                                     [LOGO OF ReedSmith]
May 25, 2016
Page 5

10.   INVESTMENT OPTIONS (PAGE 20)

Please add "before investing" after the phrase "YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY" in the second paragraph. Item 5(d).

     RESPONSE: We have made the requested change.
     --------

11.   TRANSFERS (PAGE 23)

In the second bullet point under the paragraph beginning "For transfers during the Accumulation Phase . . . ." on page 24, please indicate when you will provide notice of any such maximum allocation limit.

     RESPONSE: Due to variables in the facts and circumstances that could lead
     --------
to the imposition of a maximum allocation limit for the Fixed Account, the Company is unable to specify in the prospectus the amount of notice that would be given in the event it were to impose a maximum allocation limit for the Fixed Account. As stated in the prospectus, the Company has undertaken to provide notice; the Company will do so in advance if at all possible.

12.   AUTOMATIC REBALANCING PROGRAM (PAGE 27)

At the end of the fourth paragraph, please disclose that if an investor has elected the GLWB, the Fixed Account is not available for rebalancing.

     RESPONSE: We have made the requested change.
     --------

13.   LIVING BENEFITS (PAGE 38)

     A.   GUARANTEED LIFETIME WITHDRAWAL BENEFIT (PAGE 39)

          i. In the paragraph preceding the Summary of the GLWB on page 40, please identify the specific states where the rider is not available.

     RESPONSE: In response to the Staff's comment, we have added a sentence to
     --------
"Living Benefits - Guaranteed Lifetime Withdrawal Benefit" directing investors to refer to the GLWB Rate Table for a list of the states where the rider is not available. As we have previously explained to the Staff, the Company has organized the prospectuses for its flagship products to direct investors to the GLWB Rate Tables as a central reference point for rider rates and other specific terms of the rider; however, investors may cease to use the rate table as a central reference point if terms that appear in the rate table are generally dispersed throughout the prospectus.

          ii. Please highlight the "Tax Treatment" subsection on page 45. SEE E.G., corresponding subsection for LWG on page 55.

     RESPONSE: We have made the requested change.
     --------

Sonny Oh                                                     [LOGO OF ReedSmith]
May 25, 2016
Page 6

     B.   LIFETIME WITHDRAWAL GUARANTEE (PAGE 51)

          i. Please reconcile the last paragraph preceding the "Summary" section on page 51 with the second bullet point under "Death Benefits" on page 39.

     RESPONSE: We have revised the last paragraph preceding "Summary of the
     --------
Lifetime Withdrawal Guarantee" to correct an inadvertent inconsistency and clarify that an investor may elect the Annual Step-Up Death Benefit or the Earnings Preservation Benefit with the LWG rider, as stated on page 39.

          ii. Please highlight the second sentence of the second paragraph beginning with "The LWG guarantees ..." and the first sentence of the fourth paragraph beginning with "The rider will not guarantee ...."

     RESPONSE: We have made the requested change.
     --------

          iii. Under "Total Guaranteed Withdrawal Amount" beginning on page 51, please disclose how withdrawal charges impact this value. SEE E.G., third sentence under "Remaining Guaranteed Withdrawal Amount" beginning on page 52.

     RESPONSE: We have revised the "Total Guaranteed Withdrawal Amount" section
     --------
to clarify how withdrawal charges impact the Total Guaranteed Withdrawal Amount. Please refer to the attached revised prospectus pages.

          iv. Under "Total Guaranteed Withdrawal Amount" and "Remaining Guaranteed Withdrawal Amount" beginning on pages 51 and 52, respectively, it is unclear how an Excess Withdrawal impacts each of these values. Please revise the highlighted portions of the disclosure under these sections accordingly and include examples.

     RESPONSE: We have revised the "Total Guaranteed Withdrawal Amount" and
     --------
"Remaining Guaranteed Withdrawal Amount" sections to clarify how an Excess Withdrawal affects those values and broken the sections into multiple paragraphs to make them easier to read. Please refer to the attached revised prospectus pages. We have also added cross-references to Sections A and B of Appendix E so that prospective investors may review numerical examples of how Excess Withdrawals and non-Excess Withdrawals would affect the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount. We have placed these detailed numerical examples in an appendix instead of the main body of the prospectus because we believe this results in more readable and streamlined disclosure.

          v. Please add the fourth sentence under "Remaining Guaranteed Withdrawal Amount" (stating that it will be increased by the Compounding Income Amount) to the "Total Guaranteed Withdrawal Amount" subsection.

     RESPONSE: We have made the requested change.
     --------

Sonny Oh                                                     [LOGO OF ReedSmith]
May 25, 2016
Page 7

          vi. For "Compounding Income Amount" on page 52, rather than disclose the increase amount in the last sentence, consider moving it to the beginning of the paragraph for clarity.

     RESPONSE: We have made the requested change.
     --------

          vii. For Automatic Annual Step-Up" on page 52, please delete the paragraph following the bullet points on page 53 and disclose the maximum rider charge in the third bullet point.

     RESPONSE: We have made the requested changes.
     --------

          viii. Please expand the highlighted disclosure under "Annual Benefit Payment" on page 53 to include risk disclosure about how one can lose the guaranteed income for life. SEE E.G., the first bullet point following the first paragraph under "Annual Benefit Payment."

     RESPONSE: In response to the Staff's comment, we have added the following
     --------
to the highlighted paragraph under "Annual Benefit Payment": "For example, if you take your first withdrawal before the date you reach age 59 1/2, you will not be guaranteed income for the rest of your life."

          ix. Please highlight the last paragraph preceding "Withdrawal Charge" on page 55. SEE E.G., last highlighted paragraph on page 44.

     RESPONSE: We have made the requested change.
     --------

          x. Under "Lifetime Withdrawal Guarantee and Decedent Contracts" on page 56, please disclose whether the rider may be elected when the nontaxable transfer of death benefit proceeds is from any non-qualified annuity contract.

     RESPONSE: In response to the Staff's comment, we have revised "Lifetime
     --------
Withdrawal Guarantee and Decedent Contracts" to clarify that the Lifetime Withdrawal Guarantee may not be elected when a beneficiary is purchasing a Prime Options contract with a nontaxable transfer of the death benefit proceeds of an annuity contract, regardless of whether the annuity contract is qualified or non-qualified.

          xi. Please confirm whether item (3) under "Termination of the Lifetime Withdrawal Guarantee Rider" on page 56 is appropriate given that, under the circumstances discussed, the Owner still receives the benefit of the rider.

                In other words, it may be more accurate to state that all other operations of the rider terminate, E.G., Automatic Annual Step-Up.

     RESPONSE: We confirm that item (3) is appropriate. If the last remaining
     --------
Account Value is applied to pay the Lifetime Withdrawal Guarantee charge, the variable annuity contract and the Lifetime Withdrawal Guarantee rider are terminated. The Company will pay the Owner either the Remaining

Sonny Oh                                                     [LOGO OF ReedSmith]
May 25, 2016
Page 8

Guaranteed Withdrawal Amount or lifetime payments (depending on the age at which the Owner began taking withdrawals). No other contract or rider features or benefits are available.

          xii. If applicable, please incorporate the second paragraph under "Managing Your Withdrawals" (for the GLWB) on page 43 and "Excess Withdrawals" preceding "B. Rollup Rate" on page C-2 of Appendix C into "Managing Your Withdrawals" (for the LWG) on page 54 and "Appendix E," respectively.

     RESPONSE: Because withdrawals are calculated differently under the LWG
     --------
rider, the disclosure noted by the Staff with respect to the GLWB rider would not apply to the LWG rider.

14.   DEATH BENEFIT (PAGE 58)

In the first paragraph under "Upon Your Death," please clarify whether the Annual Step-Up may be elected along with the GLWB Death Benefit and also summarize what death benefits are available with the LWG.

     RESPONSE: In response to the Staff's comment, we have revised the
     --------
beginning of the "Upon Your Death" section to clarify that the Annual Step-Up Death Benefit may be elected along with the GLWB Death Benefit and that the Annual Step-Up Death Benefit and Earnings Preservation Benefit may be elected with the LWG rider.

15.   FEDERAL INCOME TAX STATUS (PAGE 62)

Please confirm the section is current and accurate.

     RESPONSE: Updated disclosure in the "Federal Income Tax Status" section
     --------
will be contained in a subsequent pre-effective amendment to the Registration Statement, and we confirm that after such updates, the tax section will be current and accurate.

16.   DISTRIBUTOR (PAGE 73)

Please explain how MetLife Investors Distribution Company is affiliated.
Item 10(d).

     RESPONSE: In accordance with the requirements of Item 10(d) of Form N-4,
     --------
we have revised the Registration Statement to state that MetLife Investors Distribution Company and the Company are affiliated because they are under common control of MetLife, Inc.

17.   APPENDICES

     A. For Appendix A, please make sure all cross-references to Appendix A have been appropriately revised, E.G., first paragraph under "Met Investors Series Trust" and "Metropolitan Series Fund" on page 22 and corresponding summaries of other fund families.

     RESPONSE: We have reviewed the prospectus and updated the cross-references
     --------
to Appendix A, as appropriate.

Sonny Oh                                                     [LOGO OF ReedSmith]
May 25, 2016
Page 9

     B. Please confirm and explain supplementally to the staff the relevance of Appendix B.

     RESPONSE: Appendix B is used to connect the names of the Investment
     --------
Portfolios in the contract prospectus to shorter versions of certain Investment Portfolio names that are used on the computer systems of the unaffiliated selling firm, for the benefit of contract owners and registered representatives.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")
------------------------------------------

18. Based on the anticipated effective date for the filing, please confirm that all information required in the SAI as of the most recent fiscal or calendar year will be updated appropriately.

     RESPONSE: We confirm that updated information that is required as of the
     --------
most recent fiscal or calendar year in the SAI will be included in a subsequent pre-effective amendment to the Registration Statement.

19.   SELLING FIRMS (PAGE 4)

Please confirm the list of selling firms and update as necessary.

     RESPONSE: We confirm that an updated list of selling firms will be
     --------
included in a subsequent pre-effective amendment to each registration statement.

20.   ADDITIONAL FEDERAL TAX CONSIDERATIONS (PAGE 8)

Please confirm that the disclosure is current and accurate.

     RESPONSE: Updated disclosure will be added to the "Additional Federal Tax
     --------
Considerations" section, if necessary, through a subsequent pre-effective amendment to the Registration Statement. We confirm that the disclosure in this section, updated as necessary, will be current and accurate.

PART C
------

21.  EXHIBITS

     A. With regard to exhibit 13, please submit powers of attorney that specifically relate to this filing as required by Rule 483(b) under the Securities Act of 1933.

     RESPONSE: We respectfully note that the reference to the PrimElite V
     --------
contract in the powers of attorney submitted with the initial registration statements are to the Prime Options contract, and that it is of course not possible to submit such powers of attorney with the file numbers that are to be assigned under the Securities Act of 1933. Nevertheless, the Company and the Registrant will file new powers of attorney that specifically identify the Registration Statement by its file number under the Securities Act of 1933 in a subsequent pre-effective amendment to the Registration Statement.

     B. Please replace "form of" exhibits with actual copies of the agreements as executed when they are available.

Sonny Oh                                                     [LOGO OF ReedSmith]
May 25, 2016
Page 10

     RESPONSE: We respectfully note that the "form of" agreements that are
     --------
filed with the registration statements as exhibits are the final forms of said agreements that have been adopted by the Company. We further note that Item 24 of Form N-4 permits the filing of "forms of" the contract and application and "specimens" of broker-dealer selling agreements. As a result, we believe the exhibit lists provided by the Company pursuant to Item 24(b) of Form N-4 and the exhibits filed with the Registration Statement are sufficient.

22.  FINANCIAL STATEMENTS, EXHIBITS, AND CERTAIN OTHER INFORMATION

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

     RESPONSE: We confirm that the financial statements, exhibits and any other
     --------
required disclosure that have not been included in the Registration Statement will be included in, and filed by, pre-effective amendment to the Registration Statement.

23.  REPRESENTATIONS

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    . the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     RESPONSE: The Company, for itself and on behalf of the Registrant, will
     --------
provide the requisite Tandy representations for the Registration Statement in EDGAR correspondence at the time it requests acceleration of the effective date of the Registration Statement.

                                  *    *    *

Sonny Oh                                                     [LOGO OF ReedSmith]
May 25, 2016
Page 11

     We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208, or Peggy Heminger at 412.288.7204.

Sincerely,

/s/ W. Thomas Conner
----------------------------
W. Thomas Conner

WC:gp

Attachment

cc:   Peggy Heminger